July 27, 2006

VIA EDGAR CORRESPONDENCE FILING

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Attention: Mary K. Fraser, Esq.

Re:	Aeolus Pharmaceuticals, Inc.
Registration Statement on Form S-1
File No. 333-135541 (the “Registration Statement”)

Dear Ms. Fraser:

Attached please find an acceleration request for your consideration with respect to the Registration Statement.

Please direct any inquiries regarding this filing to the undersigned at (949) 481-9825.

Very truly yours, /s/ Michael P. McManus Michael P. McManus Chief Financial Officer, Treasurer and Secretary

Enclosures

July 27, 2006

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Attention: Mary K. Fraser, Esq.

Re:	Aeolus Pharmaceuticals, Inc.
Registration Statement on Form S-1
File No. 333-135541 (the “Registration Statement”)

Dear Ms. Fraser:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Aeolus Pharmaceuticals, Inc. (the “Registrant”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement may become effective by 1:00 p.m. (Eastern Time) on Monday, July 31, 2006, or as soon thereafter as practicable.

The Registrant hereby confirms that it is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities covered by the Registration Statement.

The Registrant acknowledges the following: (1) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Aeolus Pharmaceuticals, Inc.

By:  /s/ Michael P. McManus

Michael P. McManus
Chief Financial Officer, Treasurer and Secretary